UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 8)1

Microwave Filter Company, Inc.
(Name of Issuer)

Common stock, par value $.10 per share
(Title of Class of Securities)

595176108
(CUSIP Number)

PAUL D. SONKIN
HUMMINGBIRD MANAGEMENT, LLC
575 Madison Avenue - 9th Floor
New York, New York 10022
212-750-7117
psonkin@hummingbirdvalue.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Hummingbird Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,178
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 148,178
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,178
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Tarsier Nanocap Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,017
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 200,017
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,017
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Hummingbird Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 348,195
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 348,195
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Hummingbird Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,987
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 712,987
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON OO

* Includes 364,792 Shares held in certain managed accounts.

CUSIP NO. 595176108

1	NAME OF REPORTING PERSON Paul D. Sonkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 712,987
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 712,987
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 712,987*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%
14	TYPE OF REPORTING PERSON xxx

* Includes 364,792 Shares held in certain managed accounts.

CUSIP NO. 595176108

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”).  This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Since the filing of Amendment No. 6 to the Schedule 13D, the Reporting Persons have engaged in discussions with the Board of Directors of the Issuer (the “Board”).  In the course of such discussions the Reporting Persons suggested that it might be in the best interests of the Issuer’s shareholders for the Board to consider authorizing or taking one or more of the following actions: (i) delaying the date of the 2012 annual meeting of the shareholders of the Issuer (the “Annual Meeting”); (ii) reducing the size of the whole Board from the current nine (9) members to seven (7) members by the date of the Annual Meeting and to five (5) members by December 31, 2012; (iii) declassifying the Board so that all members of the Board are elected annually; (iv) instituting a shareholders rights plan; (v) instituting a regular dividend policy; (vi) removing certain supermajority vote requirements in the Issuer’s organizational documents; and (vii) considering other strategic alternatives that are in the best interests of the shareholders of the Issuer.  The Reporting Persons also raised the issue of having a representative of theirs join the Board.  The Reporting Persons intend to continue to engage in discussions with the Board of the Issuer regarding the issues raised by the Reporting Persons, the Annual Meeting and the composition of the Issuer’s Board generally.

In their discussions with the Board, the Reporting Persons stated that if the Board was amenable to authorizing or taking the actions set forth in items (i) through (vii) in the preceding paragraph, the Reporting Persons will strongly reconsider their previously stated intention, as set forth in their March 5, 2012 letter to the Board, to support certain Furlong Fund’s proposals to be voted on at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

(c)
The transactions in the Issuer’s securities by the Reporting Persons during the 60 days preceding the filing of Amendment No. 6 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 595176108

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2012	HUMMINGBIRD VALUE FUND, L.P.

	By:	Hummingbird Capital, LLC its General Partner

By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

THE TARSIER NANOCAP VALUE FUND, L.P.

By:	Hummingbird Capital, LLC its General Partner

By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD CAPITAL, LLC

By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

HUMMINGBIRD MANAGEMENT, LLC

By:	/s/ Paul D. Sonkin
Name: Paul D. Sonkin
Title: Managing Member

/s/ Paul D. Sonkin
PAUL D. SONKIN

CUSIP NO. 595176108

SCHEDULE A

Transactions in the Securities of the Issuer During the 60 Days Prior to the Filing of Amendment No. 6 to the Schedule 13D

Class of Security	Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

HUMMINGBIRD VALUE FUND, L.P.

Common Stock	1,000	0.9300	01/04/12
Common Stock	(138,100)*	0.9050	01/10/12
Common Stock	2,500	0.9400	02/16/12

TARSIER NANOCAP VALUE FUND, L.P.

Common Stock	(138,100)**	0.9050	01/10/12

HUMMINGBIRD MANAGEMENT, LLC (Through the Managed Accounts)

Common Stock	276,200#	0.9050	01/10/12

* Shares were transferred to certain accounts managed by Hummingbird Management, LLC, an affiliate of Hummingbird Value Fund, L.P.
** Shares were transferred to certain accounts managed by Hummingbird Management, LLC, an affiliate of Tarsier Nanocap Value Fund, L.P.
# Shares were transferred from Hummingbird Value Fund, L.P. and Tarsier Nanocap Value Fund, L.P., each an affiliate of Hummingbird Management, LLC.